SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  (Rule 13d-1)




                       ELEPHANT TALK COMMUNICATIONS, INC.
                       ----------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)



                                    286202106
                                  ------------
                                 (CUSIP Number)



                             Russell Choi, President
                       438 East Katella Avenue, Suite 217
                            Orange, California 92867
                                 (714) 288-1570
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2005
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                                   Copies To:

                             Harold H. Martin, Esq.
                      Law Offices of Harold H. Martin, P.A.
                         17115 Kenton Drive, Suite 202A
                         Cornelius, North Carolina 28031
                               Tel: (704) 584-0268
                               Fax: (704) 895-1528

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

--- ----------------------------------------------------------------------------
1   Name of Reporting Persons:   Q.A.T. Investments S.A. (owner of 51.3% of the
                                 capital stock of Rising Water Capital A.G.)

    I.R.S. Identification No. of Above Persons (entities only)
--- ----------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   Source of Funds (See Instructions)
                                              OO
--- ----------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required                     |_|
    Pursuant to Items 2(d) or 2(e)
--- ----------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                              Luxembourg
---------------------------------------------- -------- ------------------------
                  Number of          7        Sole Voting Power
                    Shares                    0
                 Beneficially     -------- -------------------------------------
                Owned by Each        8        Shared Voting Power
                  Reporting                   0
                 Person with      -------- -------------------------------------
                                     9        Sole Dispositive Power
                                              0
                                  -------- -------------------------------------
                                     10       Shared Dispositive Power
                                              0
--- ----------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                              146,892,830
--- ----------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes                   |_|
    Certain Shares (See Instructions)
--- ----------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                              58.8%
--- ----------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)

                                              IV
--- ----------------------------------------------------------------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

--- ----------------------------------------------------------------------------
1   Name of Reporting Persons:   Rising Water Capital, A.G.

    I.R.S. Identification No. of Above Persons (entities only)
--- ----------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   Source of Funds (See Instructions)
                                              OO
--- ----------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required                     |_|
    Pursuant to Items 2(d) or 2(e)
--- ----------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                              Switzerland
---------------------------------------------- -------- ------------------------
                  Number of          7        Sole Voting Power
                    Shares                    146,892,830
                 Beneficially     -------- -------------------------------------
                Owned by Each        8        Shared Voting Power
                  Reporting                   0
                 Person with      -------- -------------------------------------
                                     9        Sole Dispositive Power
                                              146,892,830
                                  -------- -------------------------------------
                                     10       Shared Dispositive Power
                                              0
--- ----------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                              146,892,830
--- ----------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes                   |_|
    Certain Shares (See Instructions)
--- ----------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                              58.8%
--- ----------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)

                                              IV
--- ----------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         This Statement relates to shares of common stock, no par value (the "Common Stock"), of Elephant Talk Communications, Inc., a California corporation (the "Issuer"), whose principal executive offices are located at 438 East Katella Avenue, Suite 217, Orange, California 92867. At present, there are 203,107,170 issued and outstanding shares of the Issuer's Common Stock, and a total of 250,000,000 authorized shares of Common Stock. The Reporting Persons are Q.A.T. Investments S.A., a company organized under the laws of Luxembourg ("Q.A.T. Investments"), and Rising Water Capital A.G., a company organized under the laws of Switzerland ("Rising Water Capital"), which are the beneficial owners of 146,892,830 shares of the Issuer's Common Stock, representing 58.8% of the Issuer's issued and outstanding shares of Common Stock, assuming conversion to the fullest extent permissible of a Convertible Promissory Note, dated December 15, 2005 (the "Convertible Promissory Note"), which Convertible Promissory Note was issued to Rising Water Capital and is hereinafter described. Q.A.T. Investments, which owns 51.3% of the capital stock of Rising Water Capital, is deemed to be a beneficial owner of the 146,892,830 shares of the Issuer's Common Stock under Rule 13d-3 of the Securities and Exchange Act of 1934, as amended.

Item 2.  Identity and Background.
         -----------------------

         a. The names of the Reporting Persons are Q.A.T. Investments and Rising Water Capital.

         b. The business address of Q.A.T. Investments is 16, Rue Jean-Pierre Brasseur, L - 1258, Luxembourg. The business address of Rising Water Capital is Baarerstrasse 12, c/o Dr. Martin Neese, 6300 Zug, Switzerland.

         c. Q.A.T. Investments' principal business is acting as a venture capital fund, and its principal address is 16, Rue Jean-Pierre Brasseur, L - 1258, Luxembourg. Rising Water Capital's principal business is acting as a venture capital fund, and it principal address is Baarerstrasse 12, c/o Dr. Martin Neese, 6300 Zug, Switzerland.

         d. During the past five years, neither Q.A.T. Investments nor Rising Water Capital have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the past five years, neither Q.A.T. Investments nor Rising Water Capital has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         f. Q.A.T. Investments is a company organized and existing under the laws of Luxembourg. Rising Water Capital is a company organized and existing under the laws of Switzerland.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The source and amount of funds or other consideration used in making the purchases reported on this statement are as follows: (1) $4,000,000 of venture capital funds from investors in Rising Water Capital were used by Rising Water Capital to purchase on June 27, 2005, a total of 100,000,000 shares of the Issuer's Common Stock; and (2) $2,700,000 of loans from shareholders of Rising Water Capital were advanced by Rising Water Capital on December 15, 2005 pursuant to the Convertible Promissory Note. The principal balance of such Note is convertible into shares of the Issuer's Common Stock at a conversion price of US$0.035 per share. There are currently 203,107,170 shares of Common Stock issued and outstanding. Accordingly, the conversion privilege under the Convertible Promissory Note is limited because there are only 250,000,000 shares of authorized Common Stock. At present, the Convertible Promissory Note could be converted in part into a total of 46,892,830 shares, and, in the event of such conversion, Rising Water Capital would be the owner of 146,892,830 shares of Common Stock, representing 58.8% of the issued and outstanding shares of Common Stock. As previously reported herein, the Reporting Persons are considered to be the beneficial owners of such shares pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.

Item 4.  Purpose of Transaction.
         ----------------------

         The purpose of the transactions described herein is for Rising Water Capital to acquire control of the Issuer. Pursuant to a Stock Purchase Agreement, dated June 30, 2005 (the "Stock Purchase Agreement"), the Issuer agreed to sell, and Rising Water Capital agreed to purchase, 195,947,395 shares of the Issuer's Common Stock for an aggregate purchase price of $7,837,896.
Section 4 of the Stock Purchase Agreement provided that Rising Water Capital would be entitled to appoint six out of eleven directors of the Issuer. In addition, Rising Water Capital agreed to retain the current management of the Issuer for a five year term.

         The Issuer had previously filed a Preliminary  Information Statement on
Schedule 14C with the Commission on April 26, 2005, with respect to an amendment to its Articles of Incorporation to increase the number of authorized shares from 255 million (250 million of common stock and 5 million of preferred stock) to 655 million (650 million of common stock and 5 million of preferred stock), a copy of which is incorporated herein by reference, in order to authorize sufficient Common Stock to complete the purchase and sale under the Stock Purchase Agreement. The Commission had numerous comments on the Schedule 14C which were set forth in its letter dated May 25, 2005, and the Issuer is in the process of addressing them. However, there can be no assurances if or when the comments of the staff will be satisfactorily answered, or when a Definitive Information Statement on Schedule 14C will be filed and mailed to shareholders, which will permit the Issuer to amend its Articles of Incorporation in order to increase its authorized capital.

         On December 15, 2005, the Convertible Promissory Note was issued by the Issuer to Rising Water Capital for an initial advance of $2.7 million, both parties agreeing that the principal amount of the Note would not be convertible in whole at a conversion price of US$0.035 per share until the Issuer was able to file and mail a Definitive Information Statement on Schedule 14C, which would permit the Issuer to amend its Articles of Incorporation in order to increase its authorized capital.

         Rising Water Capital currently owns 100,000,000 shares of the Issuer's Common Stock, representing 49.2% of the issued and outstanding Common Stock. In the event that a Definitive Information Statement on Schedule 14C is filed and mailed to shareholders and the Issuer's authorized capital is increased, Rising Water Capital will acquire an additional 95,947,395 shares of Common Stock pursuant to the Stock Purchase Agreement, and will own 195,947,395 shares of Common Stock, representing 65.5% of the issued and outstanding Common Stock. If Rising Water Capital additionally were to convert in whole the Convertible Promissory Note with a principal balance of $2.7 million, it would own 273,090,252 shares of Common Stock, representing 72.6% of the issued and outstanding Common Stock.

         If the Convertible Promissory Note is converted in part to the fullest extent permissible, so that Rising Water Capital acquires and additional 46,892,830 shares of Common Stock, Rising Water Capital will own 146,892,830 shares of Common Stock, representing 58.8% of the Issuer's Common Stock.

         In each of the scenarios described above, the shareholdings of Rising Water Capital in the Issuer will go from 49.2% to a majority, and it will have the ability to exercise complete control over the Issuer. Currently, management of the Issuer takes the position that Rising Water Capital does not control the Issuer within the meaning of Rule 405 under the Securities Act of 1933, as amended, despite the large minority position owned by Rising Water Capital.

         Rising Water Capital's plans are to acquire and exercise control over the Issuer. As part of the acquisition of control, Rising Water Capital has infused capital into the Issuer to enable it to enter into agreements to acquire strategic acquisitions in the telephone and related industries, and it plans to operate the companies that are acquired. Other than as heretofore described, neither Q.A.T. Investments nor Rising Water Capital has any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         a. At present, the Issuer has issued and outstanding 203,107,170 shares of Common Stock, of which Q.A.T. Investments and Rising Water Capital beneficially own 146,892,830 shares of Common Stock . Q.A.T. Investments and Rising Water Capital are not part of a group within the meaning of Section 13(d)(3) of the Act.

         b. The following table indicates the number of shares as to which Rising Water Capital has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

                                Sole Voting Power
                                -----------------

         Name of Person          Number of Shares      Percent Outstanding
         --------------          ----------------      -------------------
         Rising Water Capital    146,892,830                   58.8%

                               Shared Voting Power
                               -------------------

         Name of Person          Number of Shares      Percent Outstanding
         --------------          ----------------      -------------------
         Rising Water Capital    0                              0%

                             Sole Dispositive Power
                             ----------------------

         Name of Person          Number of Shares      Percent Outstanding
         --------------          ----------------      -------------------
         Rising Water Capital    146,892,830                   58.8%

                            Shared Dispositive Power
                            ------------------------

         Name of Person          Number of Shares      Percent Outstanding
         --------------          ----------------      -------------------
         Rising Water Capital    0                              0%

         c. Not applicable.

         d. None.

         e. Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------


         None.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         (a) Exhibit 10.1 - Stock Purchase Agreement, dated June 30, 2005

         (b) Exhibit 10.2 - Convertible Promissory Note, dated December 10, 2005

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Q.A.T. INVESTMENTS S.A.


By: /s/ Steven van der Velden
Name: Steven van der Velden
Title:   C.E.O and Director

Date:   January 11, 2006
















                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


RISING WATER CAPITAL A.G.


By /s/  Marion Schumacher
Name: Marion Schumacher
Title:   Managing Director

Date:   January 11, 2006









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